

August 3, 2009

<u>By facsimile to (704) 331-7598 and U.S. Mail</u>

James R. Fox, Esq.
General Counsel, Corporate Secretary, and Vice President of Risk Management
Pike Electric Corporation
100 Pike Way
Mount Airy, NC 27030

Re: Pike Electric Corporation
        Registration Statement on Form S-3
        Filed July 16, 2009
        File No. 333-160618

Dear Mr. Fox:

        We have limited our review of your filing to those issues that we have addressed in our comments. Where indicated, we think that you should revise your document in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Absent an exception, Rule 3-10 of Regulation S-X requires the financial statements of the subsidiary guarantors to be included in the registration statement. Please revise. If you are relying on an exception, please tell us the exception that you are relying upon.

2.   We note that the prospectus' descriptions of the securities being offered include only general terms and provisions of the securities being offered and that Pike will describe the particular terms and provisions of the securities being offered in one or more prospectus supplements. Consequently, we reserve the right to review any prospectus supplement subsequently filed relating to the securities being offered.

3.   We note the subject to and qualified in entirety language under "Description of Preferred Stock" on page 5, "Description of Debt Securities" on page 9, "Description of Warrants" on page 17, "Description of Units" on page 19, and "Certain Provision of Delaware Law and of the Company's Certificate of Incorporation and Bylaws" on page 20. You may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act. Additionally, you may not qualify information in a prospectus on Form S-3 by reference to the Delaware General Corporation Law. Please revise. Further, ensure that you discuss in the prospectus all material provisions of the securities being registered, the applicable provisions of the Delaware General Corporation Law, and Pike's certificate of incorporation and bylaws.

Cautionary Information About Forward-Looking Statements, page 2

4.   Please delete the term "will" from the list of forward-looking terminology.

Consolidation, Merger and Sale of Assets, page 12

5.   Quantify the words "substantially all" as used in reference to Pike's assets. Alternatively, provide disclosure of the words' established meaning under applicable state law. If an established meaning is unavailable, provide disclosure of the consequences or effects of the uncertainty on the ability of holders of the debt securities to determine whether a sale or other disposition of substantially all of Pike's assets has occurred.

Where You Can Find More Information, page 25

6.   Include Pike's Commission file number for filings made under the Exchange Act.

7.   We note the disclosure in the third sentence of the first paragraph of this section. Please note that the disclosure in your prospectus regarding the contents of any contracts, agreements, or other documents should be materially complete. Please revise accordingly.

Exhibits

8.   File the articles of incorporation and bylaws of the guarantors as exhibits to the registration statement. See Item 601(b)(3) of Regulation S-K.

9.   File a form of guarantees as an exhibit to the registration statement. See Item 601(b)(4) of Regulation S-K.

Exhibit 5.1

10.   The assumptions set forth in paragraphs (C) and (D) of paragraph 6 of the opinion are not appropriate. Please have counsel revise its opinion accordingly.

11.   The opinion in paragraph 7 of the opinion indicates that the issuable securities will be "validly issued, fully paid and nonassessable." However, certain of the issuable securities may be securities for which this type of opinion is not appropriate, such as debt securities. Please have counsel revise its opinion to indicate that for these securities they will be "valid and binding obligations."

12.   We note the statement "We assume no obligation to update or supplement any of our opinions to reflect any changes of law or fact that may occur." Since the opinions must speak as of the date of the registration statement's effectiveness, please delete the statement. Alternatively, file a new opinion immediately before the registration statement's effectiveness.

Closing

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Senior Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Sean M. Jones, Esq.
     James R. Wyche, Esq.
     K&L Gates LLP
     Hearst Tower, 47th Floor
     214 North Tryon Street
     Charlotte, NC 28202